HENRY B. LEVI

DIRECT DIAL: (404)221-6508

E-MAIL: hlevi@gambrell.com

March 14, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Software, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2006
Form 10-Q for the Quarterly Period Ended July 31, 2006
Form 10-Q for the Quarterly Period Ended October 31, 2006
File No. 000-12456
Response to Letter Dated February 6, 2007

Dear Mr. Krikorian:

On behalf of our client, American Software, Inc. (the “Company”), we are responding to comments received from you with respect to the above Reports. We have included and responded to each of your comments below. All page references refer to pages in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2006.

Form 10-K for the Fiscal Year Ended April 30, 2006

Notes to the Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue. page 74

1.	Your disclosure states that you record revenues from sale of third party products net of royalties in accordance with EITF 99-19. Please clarify the types of third party products that you sell and your basis for recording these products on a net basis. Please provide your complete analysis pursuant to EITF 99-19.

Mr. Stephen Krikorian

March 14, 2007

The Company sells third party software as a small part of the functionality of our Demand Solutions product suite. Revenues derived from the sale of these products are recognized on a gross basis in accordance with EITF 99-19. The disclosure contained within our Form 10-K could be improved as it was not intended to indicate “Net” presentation as defined by EITF 99-19. The Company will revise the disclosure in future filings to reflect that revenues generated from the sale of third party products are recognized gross in accordance with EITF 99-19.

2.	We note your disclosure of the solutions that your Enterprise Resource Planning segment offers on pages 8 through 17 of your filing. Based on your disclosure and information noted in the e-Business section of your website, it appears you offer these solutions on an ASP hosting model. If this is correct, explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services. Please provide the amount of hosting revenue recognized for all periods presented.

While the Company does market the availability of some modules in a hosting environment, the Company does not now have, and has not had in the past three years any hosting arrangements with any customers.

(6) Income Taxes. page 88

3.	We note your disclosure, “[t]he provision for income taxes in 2006 and 2005 excludes $1.1 million and $3.6 million, respectively, of tax benefits realized from the recognition of stock option net operating losses, which has been recorded in additional paid-in capital.” Please address the following comments with respect to your accounting for the tax benefits related to stock options.

•	Please clarify how your accounting for tax benefits realized from the recognition of stock option net operating losses complies with paragraphs 16 and 17 of APB 25 for fiscal years 2004 through 2006.

These amounts are related to stock options that were granted, vested, and exercised prior to the adoption of FAS 123R. No book expense was recorded for these options. As a result, the entire amount of taxable compensation reported by employees was claimed as a deduction by the Company in accordance with APB 25 and the tax effect of the deduction was credited to additional paid-in capital once recognizable.

Mr. Stephen Krikorian

March 14, 2007

In the fiscal years leading up to the period ended April 30, 2005, the Company was increasing its net operating loss (NOL) carryforward related to stock options. This NOL was offset by a valuation allowance. Accordingly, the benefit from stock option deductions was not recorded (recognized) in additional paid-in capital until the valuation allowance was reversed.

When the valuation allowance was reversed in fiscal 2005, the benefit related to the unrecognized stock option deductions was recorded to additional paid-in capital, as evidenced by a $3.6 million benefit recorded in fiscal 2005. In fiscal 2006, the current year benefit from stock option deductions of $1.1 million was recorded to additional paid-in capital.

•

It does not appear like you recorded any tax benefits related to stock options in additional paid-in capital in fiscal year 2004. Please clarify whether you realized any tax benefits from stock options in fiscal year 2004. If so, clarify how you accounted for such tax benefits.

The Company was in an NOL position in fiscal year 2004. The amount related to stock options increased the amount of NOL generated by the Company, but the impact was not recorded in the financial statements until the following year when the valuation allowance was reversed.

When the valuation allowance was released in fiscal year 2005, the impact of the release of the valuation allowance was recorded to additional paid-in capital, as evidenced by the benefit of $3.6 million recognized.

•

We note that you recorded $3.5 million tax benefit of options exercised in fiscal year 2006 in your adjustments to reconcile net earnings to net cash provided by operating activities in your statement of cash flow. Please clarify why this amount was recorded as a reconciling item in fiscal year 2006. In this respect, clarify how this amount correlates to the amount of tax benefits realized in fiscal year 2005 and 2006 as disclosed in your income taxes footnote.

The $3.5 million was recorded as an adjustment to reconcile net earnings to net cash provided by operating activities during fiscal year 2006 as the amounts represent actual tax benefits which were realized for tax purposes (i.e. represent an actual reduction in taxes paid) during the period. This treatment is discussed in issue one of EITF 00-15:

Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option. This guidance was applicable to the Company for the fiscal year ended April 30, 2006.

Mr. Stephen Krikorian

March 14, 2007

In addition, it should be noted that the $3.5 million tax benefit disclosed in the operating section of the cash flow statement is derived from the total amount of tax benefits realized in additional paid-in capital during fiscal year 2006 and 2005 ($1.1 and $3.6 million, respectively). However, only the portion representing the actual reduction in taxes payable realized during the period is presented as a component of cash flows from operating activities (in this case, $3.5 million), consistent with the guidance discussed in EITF 00-15. The remaining amount to be utilized to offset taxes payable in future periods is included as a component of the Company’s net operating loss carryforwards disclosed in Note 6 to the consolidated financial statements.

(7) Shareholders’ Equity

Certain Class A and Class B Common Stock Rights, page 91

4.	We note your disclosure, “[c]lass A and B shares are considered as one class for purpose of the earnings per share computation.” Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each of your issued and registered Class A and Class B common stock. In this respect, tell us what consideration you gave to presenting Class A common stock on a fully diluted “if converted” basis reflecting the conversion of Class B common stock into Class A common stock. We refer you to paragraph 61.d of SFAS 128.

The Company has historically considered Class A and B common shares as one class for purposes of calculating basic and diluted EPS since the Class B shares are convertible into class A shares on a one to one basis and the Company has historically paid the same dividends to both classes.

Although the Company’s Articles of Incorporation contain a provision which requires the Class A common shares to receive a $.05 dividend per share before the Class B common shares receive a dividend, if declared, represents a legal difference in the dividend participation rights between Class A and Class B common shares, the Company’s Board of Directors has not historically declared dividends of less than $.05 per share and the class B common shareholders control the Company’s Board of Directors through their “Super” voting rights.

Mr. Stephen Krikorian

March 14, 2007

Therefore, the “if converted” basis reflects the full dilution to the Class A common stock from potential conversion by the Class B common stock for diluted EPS purposes.

(12) Financial Statements and Supplementary Data (Unaudited)

5.	We note your selected quarterly financial data does not contain gross profit information. Please tell us your consideration of providing gross profit information pursuant to Item 302(A)(1) of Regulation S-K.

We agree with the staff’s comment and will include gross profit information in the selected quarterly financial data in the Company’s Form 10-K for the fiscal year ending April 30, 2007 and future filings as applicable.

* * * * *

The Company has represented to us that it acknowledges the following and has authorized us to include the following statements in this letter:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing of its Form 10-K and for the Fiscal Year ended April 30, 2006 and subsequent periodic filings;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

(c)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Sincerely,

/s/ Henry B. Levi
FOR GAMBRELL & STOLZ, LLP

HBL/git

BT7484

cc:	James C. Edenfield

Vincent C. Klinges

Herman Moncrief